SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 30 May, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







Press Release


May 30, 2007


IAIN CONN BECOMES REFINING & MARKETING BOSS AS JOHN MANZONI LEAVES BP


BP today announced that Iain Conn has been appointed chief executive of the Group's refining and marketing business with effect from June 1, 2007. He replaces John Manzoni who is leaving BP after 24 years' service.

Mr Manzoni has agreed with the board that, following a three-month handover period, he will step down as a group managing director and leave BP on August 31, 2007. He intends to take a senior position elsewhere in the industry. Mr Conn's current responsibilities for functions and regions will be shared with other executive colleagues.

Commenting on the changes, BP chairman Peter Sutherland said: "John Manzoni has shown the most immense commitment and dedication to the company. The BP board extends its thanks for his long and loyal service and wishes him every success in the next phase of his career."

Note to editors:


   - A biography of Iain Conn is attached and a photograph is available on request from the BP press office


Further information:

BP press office: +44 (0)20 7496 4076



Iain Conn


Iain Conn (44) was appointed an executive director of BP in July 2004 with functional responsibility for safety & operations, technology, marketing, human resources, information technology, procurement and supply chain management. He also had regional responsibility for Europe, Africa, Middle East, Russia, Caspian and Asia Pacific.


His career with BP began in 1986 and he has had various roles in exploration & production, oil trading and in group headquarters. He has worked overseas in Italy, Colombia and the United States.


Iain has spent a number of years in refining and marketing, most recently between 2000-2, when he was responsible for marketing operations in Europe and for the integration of Veba Oel into BP. In 2002 he was appointed chief executive of BP's petrochemicals business.


In addition to his role as chief executive of refining and marketing, Iain will have regional responsibility for Europe, Southern Africa and Asia Pacific.


Born in Edinburgh, Iain was educated in Musselburgh, Scotland, and then studied chemical engineering and management at The Imperial College, London. He is a Fellow of the Institution of Chemical Engineers.


Iain is a non-executive director of Rolls-Royce Group plc; chairman of the advisory board of The Imperial College London Tanaka Business School; and a member of the advisory boards of the Centre for European Reform and of the Center for China in the World Economy at Tsinghua University.


Personal interests include fishing, skiing, blues music, antiques, food & wine and travel.


Iain is married and has three children.





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 30 May, 2007                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary